# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Optimum Communications, Inc., CIK 0001702780
CUSIP: 02156K103
Title of class of securities: Class A Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1 Court Square West, Long Island City, New York (NY), 11101
Date of event which requires filing of this statement: 07/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001687444

## Reporting persons
- Kite Lake Capital Management (UK) LLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,206,225; sole dispositive power 0; shared dispositive power 11,206,225; aggregate amount beneficially owned 11,206,225 (6.8% of the class)
  Comment: The Reporting Persons are filing this Schedule 13G to update their beneficial ownership of the Issuer's outstanding Class A common stock reported on the Schedule 13G filed on July 9, 2026 (the "Initial 13G") in light of updated information provided by the Issuer in its public filings since the Initial 13G was filed. In particular, the ownership percentages reported in this Schedule 13G are based on 272,565,547 aggregate shares of the Issuer's Class A and Class B common stock outstanding as of July 31, 2026, as disclosed on the Issuer's Form 10-Q filed on August 6, 2026 (the "August 10-Q"), less the 108,866,013 shares of Class B common stock outstanding reported therein, for a total of 163,699,534 shares of Class A common stock outstanding. This approximates the total outstanding Class A common stock measured by subtracting the final results of the tender offer of 120,000,000 shares of the Issuer's Class A common stock on July 6, 2026 (the "Tender Offer") from the August 10-Q's 283,694,377 Class A common stock outstanding as of June 30, 2026. The updated beneficial ownership also reflects the additional acquisitions made by the Reporting Persons since the Initial 13G.
  
  The Initial 13G reported beneficial ownership of 3.3%, calculated based on a number of Class A common stock outstanding of 293,263,749 as reported on the Issuer's Form 10-Q filed on May 7, 2026, which did not include the final results of the Tender Offer.
- Kite Lake Capital Management Ltd: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,206,225; sole dispositive power 0; shared dispositive power 11,206,225; aggregate amount beneficially owned 11,206,225 (6.8% of the class)
- Kite Lake Capital Ltd.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,206,225; sole dispositive power 0; shared dispositive power 11,206,225; aggregate amount beneficially owned 11,206,225 (6.8% of the class)
- Massoumeh Khadjenouri: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,206,225; sole dispositive power 0; shared dispositive power 11,206,225; aggregate amount beneficially owned 11,206,225 (6.8% of the class)
- Jan Lernout: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,206,225; sole dispositive power 0; shared dispositive power 11,206,225; aggregate amount beneficially owned 11,206,225 (6.8% of the class)
- KL Special Opportunities Master Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,085,615; sole dispositive power 0; shared dispositive power 10,085,615; aggregate amount beneficially owned 10,085,615 (6.2% of the class)

## Item 1. Issuer
Name of issuer: Optimum Communications, Inc.
Address of issuer's principal executive offices: 1 Court Square West Long Island City, New York 11101

## Item 2. Person Filing
Name of person filing:
Kite Lake Capital Management (UK) LLP
Kite Lake Capital Management Ltd
Kite Lake Capital Ltd.
Massoumeh Khadjenouri
Jan Lernout
KL Special Opportunities Master Fund Ltd
Address of principal business office or, if none, residence:
Kite Lake Capital Management (UK) LLP
1st Floor, Tennyson House
159-165 Great Portland Street
London W1W 5PA
United Kingdom

Kite Lake Capital Management Ltd
1st Floor, Tennyson House
159-165 Great Portland Street
London W1W 5PA
United Kingdom

Kite Lake Capital Ltd.
PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

Massoumeh Khadjenouri
c/o Kite Lake Capital Management (UK) LLP
1st Floor, Tennyson House
159-165 Great Portland Street
London W1W 5PA
United Kingdom

Jan Lernout
c/o Kite Lake Capital Management (UK) LLP
1st Floor, Tennyson House
159-165 Great Portland Street
London W1W 5PA
United Kingdom

KL Special Opportunities Master Fund Ltd
PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands
Citizenship:
Kite Lake Capital Management (UK) LLP - Other - United Kingdom
Kite Lake Capital Management Ltd - Other - United Kingdom
Kite Lake Capital Ltd. - Cayman Islands
Massoumeh Khadjenouri - Other - United Kingdom
Jan Lernout - Other - Belgium
KL Special Opportunities Master Fund Ltd - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Kite Lake Capital Management (UK) LLP - 11,206,225
Kite Lake Capital Management Ltd - 11,206,225
Kite Lake Capital Ltd. - 11,206,225
Massoumeh Khadjenouri - 11,206,225
Jan Lernout - 11,206,225
KL Special Opportunities Master Fund Ltd - 10,085,615
Percent of class:
Kite Lake Capital Management (UK) LLP - 6.8%
Kite Lake Capital Management Ltd - 6.8%
Kite Lake Capital Ltd. - 6.8%
Massoumeh Khadjenouri - 6.8%
Jan Lernout - 6.8%
KL Special Opportunities Master Fund Ltd - 6.2%
Sole power to vote or to direct the vote:
Kite Lake Capital Management (UK) LLP - 0
Kite Lake Capital Management Ltd - 0
Kite Lake Capital Ltd. - 0
Massoumeh Khadjenouri - 0
Jan Lernout - 0
KL Special Opportunities Master Fund Ltd - 0
Shared power to vote or to direct the vote:
Kite Lake Capital Management (UK) LLP - 11,206,225
Kite Lake Capital Management Ltd - 11,206,225
Kite Lake Capital Ltd. - 11,206,225
Massoumeh Khadjenouri - 11,206,225
Jan Lernout - 11,206,225
KL Special Opportunities Master Fund Ltd - 10,085,615
Sole power to dispose or to direct the disposition:
Kite Lake Capital Management (UK) LLP - 0
Kite Lake Capital Management Ltd - 0
Kite Lake Capital Ltd. - 0
Massoumeh Khadjenouri - 0
Jan Lernout - 0
KL Special Opportunities Master Fund Ltd - 0
Shared power to dispose or to direct the disposition:
Kite Lake Capital Management (UK) LLP - 11,206,225
Kite Lake Capital Management Ltd - 11,206,225
Kite Lake Capital Ltd. - 11,206,225
Massoumeh Khadjenouri - 11,206,225
Jan Lernout - 11,206,225
KL Special Opportunities Master Fund Ltd - 10,085,615

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Kite Lake Capital Management (UK) LLP. None of those advisory clients, other than KL Special Opportunities Master Fund Ltd, may be deemed to beneficially own more than 5% of the Class A Common Stock, $0.01 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Kite Lake Capital Management (UK) LLP: /s/ Art Markham, Art Markham, Partner (08/24/2026)
- Kite Lake Capital Management Ltd: /s/ Massoumeh Khadjenouri, Massoumeh Khadjenouri, Director (08/24/2026)
- Kite Lake Capital Ltd.: /s/ Massoumeh Khadjenouri, Massoumeh Khadjenouri, Director (08/24/2026)
- Massoumeh Khadjenouri: /s/ Massoumeh Khadjenouri, Massoumeh Khadjenouri (08/24/2026)
- Jan Lernout: /s/ Jan Lernout, Jan Lernout (08/24/2026)
- KL Special Opportunities Master Fund Ltd.: Kite Lake Capital Management (UK) LLP, its investment manager, By: /s/ Art Markham, Art Markham, Partner (08/24/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.